Exhibit 99.2
Corporate Communications

CNH Industrial Investor Day

Basildon, May 8, 2014

As previously announced, today the CEO of CNH Industrial N.V. Richard Tobin along with members of the executive management of the Group will present the Group’s 2014-2018 Business Plan to financial analysts and institutional investors in Auburn Hills (Michigan, U.S.).

A live audio webcast of the financial portion of the presentation will be accessible via the corporate website (www.cnhindustrial.com), commencing approximately at 2:00 p.m. EDT (corresponding to 8:00 p.m. CET).

All the materials delivered in the course of the event will be made available on the corporate website (www.cnhindustrial.com) immediately upon their presentation.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Group is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

CNH Industrial N.V. Corporate Office: Cranes Farm Road Basildon, Essex, SS14 3AD United Kingdom